FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2025
With Report of Independent Registered Public
Accounting Firm Thereon

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52614

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2025__ AND ENDING __12/31/2025__

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __FIS Brokerage & Securities Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__270 Remington Blvd, Suite A__
(No. and Street)

__Bolingbrook__	__IL__	__60440__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Steven M. Hecker__	__630-338-7313__	__Steven.M.Hecker@fisglobal.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KMPG LLP__
(Name – if individual, state last, first, and middle name)

__191 W Nationwide Blvd__	__Columbus__	__OH__	__43215__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__185__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael Vogel_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __FIS Brokerage & Securities Services LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Mih Vogl_____

Title:
__President and CEO_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
FIS Brokerage & Securities Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FIS Brokerage & Securities Services LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Columbus, Ohio
February 24, 2026

FIS Brokerage & Securities Services LLC
Index
December 31, 2025

FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	45,596,322
Equipment and software, at cost less	5,522,721
accumulated depreciation and amortization of $4,859,584	
Receivable from affiliates	156,535
Accounts receivable	20,191,947
net of allowance of $816	
Prepaid expenses and other assets	5,802,253
Total assets	77,269,778

Liabilities and Member's Equity

Payable to Parent and affiliates	1,448,337
Accrued compensation and benefits	729,577
Deferred tax liability, net	1,119,992
Accounts payable, accrued expenses and other liabilities	2,229,476
Total liabilities	5,527,382
Member's Equity	71,742,396
Total liabilities and Member's equity	77,269,778

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Nature of Business**

FIS Brokerage & Securities Services LLC (the "Company") is a Delaware limited liability company organized under the Delaware Limited Liability Company Act. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member, FIS Capital Markets US LLC ("Member"), is an indirect, wholly owned subsidiary of Fidelity National Information Services, Inc. ("FIS") ("Parent"). The Member receives the full allocation of net profits and losses of the Company.

The Company provides technology solutions to institutional entities seeking electronic means to communicate trade information messaging.

2.   **Summary of Significant Accounting Policies**

a)   *Basis of Presentation*

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b)   *Use of Estimates*

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

c)   *Cash*

The Company maintains cash at a federally insured banking institution. Cash on deposit with federal institutions may, at times, exceed federal insurance limits.

d)   *Accounts Receivable and Allowance for Credit Losses*

Accounts receivable consists primarily of fee income, software license revenues and other revenues that the Company has an unconditional right to consideration for satisfied performance obligations. The Company maintains an allowance for credit losses for estimated losses inherent in its accounts receivable portfolio. The Company measures estimated losses on financial assets using the expected credit loss model ("CECL"). In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions, the Company's customers' financial condition, the amount of receivables in dispute and the current receivables aging and current payment patterns. The Company reviews its allowance for credit losses monthly.

e)   *Equipment and Software*

Equipment is depreciated using the straight-line method over their estimated useful life of three to five years. Purchased software assets are amortized using the straight-line method over their

estimated useful life of five years. Internally developed software assets are amortized using the straight-line method over their estimated useful life of five years.

As of December 31, 2025, remaining unamortized fixed assets consist primarily of computer equipment and software with original estimated useful lives of three to five years (see note 11).

f)   Income Taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in the consolidated federal return and certain unitary state tax returns of the Parent. The Company computes its federal tax provision on a separate-company basis together with a portion of its state tax provision for certain states in which it files separately. In addition, the Company records expense allocations from the Parent for its share of state income tax expense attributable to its inclusion in the Parent's unitary state tax returns and the tax benefit or expense on the difference between book compensation computed under FASB ASC Topic 718, *Compensation - Stock Compensation,* and compensation deductible in accordance with the tax law. These amounts and the separately computed federal tax provision described above are settled periodically with the Parent.

The Company elected to be classified as a corporation for federal income tax purposes pursuant to Treasury Regulation §301.7701-3. As such, the Company is included in the consolidated federal and certain unitary state income tax returns of the Parent as a corporation, even though its legal form is a limited liability company.

ASC 740 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. As of December 31, 2025, the Company did not have any unrecognized tax benefits or accrued interest.

Under the tax sharing agreement between the Company and the Parent, liabilities for unrecognized tax benefits in jurisdictions where consolidated federal income tax or unitary state income tax returns are filed by the Parent are retained at the Parent company level.

Tax years after 2021 remain open for examination by the Internal Revenue Service. Tax years after 2018 remain open for examination by various state and local jurisdictions.

g)   Fair Value Measurements

The Company had no Level 1, 2 or Level 3 financial instruments at December 31, 2025. There were no transfers between Level 2 and 3 during the year ended December 31, 2025.

3.   **Cash**

At December 31, 2025, cash consists of cash in bank of $45,596,322.

4.   **Receivables From and Payables to Broker-Dealers**

The Company had no amounts receivable from or payable to broker-dealers and clearing organizations at December 31, 2025.

5.   **Income Taxes**

As of December 31, 2025, the Company had a net federal and state deferred tax liability of $1,119,992 consisting of deferred tax assets of $274,899 and deferred tax liabilities of $1,394,891. The significant component of the net deferred tax asset relates primarily to software amortization and the significant components of the deferred tax liability relates to depreciation, prepaid expenses, software amortization and deferred charges. The Company believes that based on historical pattern of taxable income, projections of future income, tax planning strategies and other relevant evidence, the Company will produce sufficient income in the future to realize its deferred tax assets. A valuation allowance is established for any portion of a deferred income tax asset for which the Company believes it is more likely than not the Company will not be able to realize the benefits of all of a portion of that deferred tax asset. Adjustments to the valuation allowance will be made if there is a change in the assessment of the amount of deferred income tax asset that is realizable. The Company has concluded that it is more likely than not that its deferred tax assets will be realized and, therefore, no valuation allowance is required as of December 31, 2025.

As of December 31, 2025, the Company had an income tax receivable of $100,060 due from the Parent for state and local tax payments, which is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition.

6.   **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $40,068,940, which exceeded its minimum requirement of $293,826 by $39,775,114. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. subsection 240.17a-5 because the company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or

to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

7.   **Contingencies**

The Company in its normal course of business may enter into contracts that may require the disclosure of representations and warranties and may provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

8.   **Financial Instruments with Off-Balance Sheet Risk and Credit Risk**

The Company maintains deposits at a bank in excess of federally insured limits. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

9.   **Related Party Transactions**

At December 31, 2025, the amount payable to Parent and affiliates represents such amounts payable by the Company. The payables represent employee expenses, professional services, transaction processing, data storage, communication costs, and taxes paid on behalf of the Company. Receivable from affiliates represents an allocation of services paid on behalf of the Company's affiliates.

The Company reimburses the Parent and affiliates of the Parent for employee expenses including salaries and wages, payroll taxes, medical insurance premiums and other benefits.

The Company also reimburses the Parent and affiliates of the Parent for allocated professional services.

The Company pays an affiliate for consulting services.

The Company also provides technology and professional services to an affiliated broker/dealer for Network access to communicate money market trade information to money market fund companies.

Refer to note 2 and 5 for further information regarding transactions with related parties.

10.   **Equipment and Software**

At December 31, 2025 equipment and software included the following:

Software	$ 7,919,074
Equipment	2,463,231
	10,382,305
Accumulated depreciation and amortization	(4,859,584)
	$ 5,522,721

11.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, offering electronic network order routing services to institutional counterparties. The Company has identified the Chief Executive Officer and President as the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the Company's operating results and make resource allocation decisions. The Company is overseen in the entirety by the CODM, who evaluates and assesses the Company's business activities. Therefore, the Company's business activities constitute a single operating segment and a single reporting segment.

12.   **Subsequent Events**

Subsequent to year end, the Company transferred its security network business to an affiliate, FIS Capital Markets US LLC, effective January 1, 2026, including all related contracts, assets, and intellectual property. The transaction included $67 million consideration to the Company and a limited transition period allowing the Company to service unassigned clients until July 31, 2026. Management has evaluated all subsequent transactions and events after the date of the statement of financial condition through February 24, 2026, the date the financial statement was available to be issued and has determined that there were no other events or transactions during such period which would require recognition or disclosure in the financial statement.